Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 10 DATED OCTOBER 3, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 10 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose an update to “Our Portfolio”.

Our Portfolio

The following disclosure is added as a new portfolio company sub-section under the section “Our Portfolio” section, which appears on page 98 of the Prospectus.

Shipley Do-Nuts

Overview. On September 25, 2025, we, through our wholly-owned subsidiaries, SDC Strategic Capital EquityCo, LLC and SDC Strategic Capital DebtCo, LLC, made an approximately $7.5 million co-investment alongside other vehicles managed by affiliates of the Sub-Manager in SDC Holdco LLC, which owns a controlling equity interest in the Shipley Do-Nuts business (“Shipley Do-Nuts”). In July 2025, Levine Leichtman Capital Partners VII, L.P. (“LLCP VII”), an affiliate of the Sub-Manager, acquired a controlling equity interest in Shipley Do-Nuts through SDC Holdco LLC. Our co-investment is comprised of a combination of an indirect minority common share equity position of approximately $6.8 million and $0.7 million through a participation interest in the second lien secured debt of Shipley Do-Nuts. Our equity investment represents less than 3% of the total equity ownership of Shipley Do-Nuts. Our investment in Shipley Do-Nuts was acquired from LLCP VII at the same price and on substantially similar terms and conditions as LLCP VII’s initial investment in July 2025. The terms of the transaction were approved by our board of directors, including all of the independent directors of our board of directors, as fair and reasonable to us and at a price to us no greater than the cost of the asset to LLCP VII.

Company Overview. Headquartered in Houston, Texas, Shipley Do-Nuts is one of the nation’s largest donut and kolache brands, providing handcrafted, fresh-made-daily donuts, kolaches and coffee at over 375 locations across 14 states. With more than 60 varieties of donuts and kolaches, Shipley Do-Nuts has built a strong reputation during its nearly 90-year operating history for providing high quality products and exceptional customer service. Shipley Do-Nuts was founded in 1936.

Investment Highlights. We believe Shipley Do-Nuts has delivered robust historical growth across both same-store sales and unit count and continues to build upon a strong reputation for high quality products and customer service that it established over its nearly 90-year operating history. We believe Shipley Do-Nuts operates in the attractive donut market and has strong brand awareness. We believe Shipley Do-Nuts is highly franchised and has an established franchise network. Lastly, we believe Shipley Do-Nuts has an attractive financial profile driven by its largely recurring revenue base and high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for Shipley Do-Nuts: (i) continued track record of positive same-store sales growth, (ii) continue to open new units, and (iii) investment in marketing and other areas.